Filed by Immunome, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Immunome, Inc.

(Commission File No. 001-39580)

Date: June 29, 2023

The following tweet was made available in connection with the transaction beginning on June 29, 2023.

June 29, 2023 1:55 p.m. ET
Twitter via @Immunome	Character Count (280 max)
We’re thrilled to announce we have entered a definitive merger agreement with Morphimmune! This merger will unite our technology platforms for the development of best-in-class targeted #cancer therapies across multiple modalities. More here: https://fal.cn/3zvsn $IMNM	~271

On June 29, 2023, Immunome, Inc. published the following post on LinkedIn.

June 29, 2023 1:56 p.m. ET
We’re thrilled to announce we have entered a definitive merger agreement with @Morphimmune! This merger will unite our technology platforms for the development of best-in-class targeted cancer therapies across multiple modalities. Learn more here: https://fal.cn/3zvso

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). These include, but are not limited to, statements regarding the anticipated completion and effects of the proposed merger and private placement and related timing; the combined company’s planned clinical programs, including the timeline for filing of INDs and planned clinical trials; the potential of the combined company’s product candidates; the combined company’s cash position; the expected trading of the combined company’s stock on Nasdaq; management of the combined company; and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Immunome and Morphimmune undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, the outcome of any legal proceedings that may be instituted against Morphimmune or Immunome following the announcement of the merger; the inability to complete the merger, including due to the inability to concurrently close the merger and the private placement of common stock or due to failure to obtain approval of the stockholders of Immunome; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the merger, if any; the inability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of the combined company to grow and successfully execute on its business plan; costs related to the merger; changes in the applicable laws or regulations; the timing for achievement of milestones and the corresponding receipt of milestone payments; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the risk that regulatory approvals for the combined company’s programs and product candidates are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the post-combination combined company or the expected benefits of the merger; the combined company’s ability to manage future growth; the combined company’s ability to manage clinical trials or studies; the risk that pre-clinical data may not be predictive of clinical data; the complexity of numerous regulatory and legal requirements that the combined company needs to comply with to operate its business; the reliance on the combined company’s management; the prior experience and successes of the combined company’s management team are not indicative of any future success; the dependence on the success of Morphimmune’s targeted effector platform and Immunome’s human memory B cell platform; the failure to obtain, adequately protect, maintain or enforce the combined company’s intellectual property rights; and other risks and uncertainties indicated from time to time described in Immunome’s Annual Report on Form 10-K for the year ended December 31, 2022, the Registration Statement (as defined below), once available, relating to the merger, including those under “Risk Factors” therein, and in Immunome’s other filings with the SEC. Morphimmune and Immunome caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements which speak only as of the date made. Moreover, Morphimmune and Immunome operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Except as required by law, neither Morphimmune nor Immunome undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this communication to conform these statements to actual results or to changes in their expectations.

Additional Information and Where to Find It

In connection with the proposed Merger, Immunome intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include a proxy statement/prospectus of Immunome, that will be both the proxy statement to be distributed to holders of Immunome’s common stock in connection with its solicitation of proxies for the vote by Immunome’s stockholders with respect to the proposed Merger and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed merger. The Registration Statement, including the proxy statement/prospectus contained therein, when it is filed and declared effective by the SEC, will contain important information about the proposed merger and the other matters to be voted upon at a meeting of Immunome’s stockholders to be held to approve the proposed merger and other matters (the “Merger Special Meeting”). Immunome may also file other documents with the SEC regarding the proposed merger. Immunome stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the proposed merger. When available, the definitive proxy statement/prospectus will be mailed to Immunome stockholders as of a record date to be established for voting on the proposed merger and the other matters to be voted upon at the Merger Special Meeting.

Immunome’s stockholders may obtain copies of the aforementioned documents and other documents filed by Immunome with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, on Immunome’s website at https://investors.immunome.com/ or by contacting Immunome’s Investor Relations via email at investors@immunome.com.

Participants in the Solicitation

Immunome, Morphimmune, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Immunome’s stockholders with respect to the proposed merger. Information regarding the persons who may be deemed participants in the solicitation of proxies from Immunome’s stockholders in connection with the proposed merger will be contained in the proxy statement/prospectus forming a part of the Registration Statement and the definitive proxy statement/prospectus relating to the proposed merger, when available, which will be filed with the SEC.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.